SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2006	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2006	10

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

AT&T Retirement Savings and Profit Sharing Plan

We have audited the financial statements of the AT&T Retirement Savings and Profit Sharing Plan as of December 31, 2006 and 2005, and for the year ended December 31, 2006, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Retirement Savings and Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas

June 22, 2007

AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Investment in Master Trust	$66,544	$48,751
Participant loans receivable	851	515
Total Assets, at fair value	67,395	49,266

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit- responsive investment contracts	91	20

Net Assets Available for Benefits	$67,486	$49,286

See Notes to Financial Statements.

AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2005	$49,286

Additions to Net Assets:
Contributions:
Participant contributions	11,215
Employer contributions	6,380

17,595

Investment Income:
Net income from investment in Master Trust	6,751
Interest on participant loans	32

6,783

Total Additions	24,378

Deductions from Net Assets:
Distributions	6,172
Administrative expenses	6

Total Deductions	6,178

Net Increase	18,200

Net Assets Available for Benefits, December 31, 2006	$67,486

See Notes to Financial Statements.

AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.

Plan Description – The AT&T Retirement Savings and Profit Sharing Plan (Plan) is a defined contribution plan established by AT&T Corp. (ATTC) to provide a convenient way for eligible employees of participating ATTC companies to save on a regular and long-term basis. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan documents include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On November 18, 2005, ATTC was acquired by AT&T Inc. (AT&T or the Company), formerly known as SBC Communications Inc. As a result of the acquisition, the AT&T Corp. common stock held in the AT&T Stock Fund was converted to AT&T common stock based on a conversion ratio.

The Plan participates in the AT&T Savings Master Trust (Master Trust) for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Master Trust. The trustee of the Master Trust is State Street Bank and Trust Company (State Street). (See Note 5)

Participants can invest their contributions in one or more of twenty-six different funds as set forth in the current Plan documents. An employee may designate allotments as pre-tax allotments, after-tax allotments or as a combination of pre-tax and after-tax allotments. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. Employer contributions are made in accordance with the participant’s elected investment direction. A participant becomes 100% vested in the employing company contributions after three years of vesting service. Employees who are age 50 or older on or before December 31 may be eligible to make pre-tax contributions beyond the Internal Revenue Service (IRS) pre-tax limit. No employing company contribution is made on catch-up contributions.

The employer may make quarterly or an annual discretionary profit-sharing contribution of up to 6% of each participant’s eligible compensation. A participant becomes vested in the profit-sharing contribution on a 5-year graduated schedule (20% per year of vesting service). In 2006, one of the participating companies made profit-sharing contributions.

Loans are available to all participants in an amount not less than $1 and up to a maximum of 50% of the participant’s vested account balance or $50 minus the participant’s highest outstanding loan balance in the last twelve months. Upon default participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Beginning on August 24, 2005, as a result of Hurricanes Katrina, Rita, and Wilma, and in response to new federal laws and IRS guidance, the Plan was also permitted to provide loans of up to $100 for certain eligible participants, and was also permitted to delay, for specified periods of time, the required loan repayment amounts for certain eligible participants entitled to disaster relief. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account and shall not exceed a term of fifty-six months. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate on the last business day of the month preceding the month in which the loan was initiated, or at a rate as otherwise approved by the Savings Plan Committee. Interest rates are fixed for the term of the loans and ranged from 4.00% to 8.25% on participant loans outstanding at December 31, 2006.

AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

As a result of Hurricanes Katrina, Rita, and Wilma and in response to new federal laws and IRS guidance, the Plan was also permitted to provide for expedited hardship withdrawals to eligible participants. Such withdrawals are not subject to the 10% excise tax on premature withdrawals and are taxable over a period of three years, and may be repaid (or recontributed) into the Plan as rollover contributions, if such contributions are made within three years of the withdrawal.

Participant forfeitures in 2006 were $300. The total forfeited non-vested accounts were $1,061 as of December 31, 2006 and $718 as of December 31, 2005. Forfeitures may be used to reduce future employer contributions and administrative expenses. During 2006, no employer contributions were reduced by forfeitures.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

2.

Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates relate to the valuation of the investments. Benefits are recorded when paid. Income and assets of the Master Trust are allocated to the Plan based on participant balances. Certain amounts in prior-year financial statements have been reclassified to conform to the current year’s presentation.

The net asset value of the Master Trust is calculated by State Street, which determines the value of the underlying assets in the investment manager portfolios taking into account the market values supplied by a recognized pricing or quotation services or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on the last business day of the year. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. All investments are carried at the fair value at the close of the business day on December 31. For contracts with insurance companies and financial institutions, which are fully benefit-responsive, an adjustment to contract value (representing contributions made under the contracts plus accumulated interest at the contract rates) is separately identified on the Statement of Net Assets Available for Benefits. Participant loans receivable are valued at cost which approximates fair value. Participant loans are assets of the Plan and are not part of the Master Trust. Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirement for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provision of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

3.

Tax Status – The IRS has determined and informed AT&T by a letter dated April 18, 2005, that the Plan, restated effective January 1, 2001, with amendments through February 28, 2002, and related trust are qualified in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since February 28, 2002. However, the plan administrator believes that the Plan is qualified and is currently being operated in compliance with the applicable requirements of the IRC. Since the Plan and its associated trust are tax-exempt under the IRC, no provision for income taxes has been included in the Plan’s financial statements.

4.

Plan Expenses – In general, fees paid for Plan administration, including recordkeeping (except for such services as are attributable to the participant loan program), are paid from the Master Trust, unless those expenses are paid by the Company or participant(s). Fees for State Street’s services are paid out of Master Trust assets. Expenses attributable to the management and investment of each of the investment funds are charged against those respective funds.

5.	Master Trust Investments – The Master Trust investments presented as of December 31 are those held by State Street, as trustee, of the AT&T Savings Master Trust.

Type of Master Trust Investment

	2006	2005
Short-term securities	$13,179	$11,730
Common stocks	1,008,878	855,818
Mutual funds	3,440,944	3,204,651
Commingled funds	1,455,784	1,355,098
Investment contracts (at fair value):
Guaranteed investment contracts	136,056	185,499
Synthetic investment contracts
Short-term investments	62,116	114,898
Asset-backed securities	711,685	600,718
Consumer loans receivable	283,673	317,164
Corporate bonds	809,478	728,350
Government securities	890,859	1,066,806
Derivatives	71	79
Unsettled trades and other	(164,082)	(142,197)
Wrap Contract	-	-
Cash	3,160	5,105
Unsettled trades and other	949	(1,142)
Master trust investments at fair value	8,652,750	8,302,577
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	22,255	4,885
	$8,675,005	$8,307,462

Allocation of Master Trust Investments

	2006	2005
AT&T Long Term Savings Plan for Management Employees	83.97%	83.96%
AT&T Long Term Savings and Security Plan	15.19	15.38
AT&T Retirement Savings and Profit Sharing Plan	0.77	0.59
AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees	0.06	0.06
AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan	0.01	0.01
	100.00%	100.00%

AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

Net Appreciation in Fair Value of Master Trust Investments and Total Investment Income

2006
Common stocks	$133,524
Mutual funds	6,459
Commingled funds	132,987
Total net appreciation in fair value of Master Trust Investments	$272,970

Investment income:
Interest	$136,718
Dividends	364,583
Total investment income	$501,301

Investments representing 5% or more of Plan net assets at December 31,

	2006	2005
AT&T Stable Value Fund	$2,752,349	$2,879,229
AT&T U.S. Equity Fund	1,031,991	1,006,485
Fidelity Magellan Fund	635,041	678,359
Fidelity Equity Income Fund	469,963	417,777

Fully benefit-responsive investment contracts

The AT&T Stable Value Fund consists primarily of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset. The AT&T Stable Value Fund invests in synthetic investment contracts (SICs), also referred to as wrapper contracts. The assets supporting the SICs are owned by the Master Trust and generally consist of high quality fixed income securities. At December 31, 2006 the underlying assets had a fair value of $2,730,094 and a contract value of $2,752,349. At December 31, 2005 the underlying assets had a fair value of and a contract value of $2,874,344 and $2,879,229. For the years ended December 31, 2006 and 2005, the average yield earned by the Master Trust on these contracts was 5.68% and 4.70%, and, the average yield earned by the Master Trust adjusted to reflect actual interest rate credited to participants, was 4.90% and 4.50%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2006 or 2005.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $0 at December 31, 2006 and 2005.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected. The fixed crediting interest rate on these contracts was 5.06% at December 31, 2006 and 4.75% at December 31, 2005.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investments, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the AT&T Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper

AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

contract value are represented on the Plan’s Statement of Assets and Liabilities as the “Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts.” If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Master Trust, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. We do not believe any of these events will occur in the foreseeable future.

Investment Risk

Investments held by the Master Trust and Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

In the normal course of operations, Master Trust assets are invested in financial instruments (futures, options and foreign currency contracts) which may give rise to off-balance sheet risk. These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statement of net assets available for benefits. The contract or notional amounts provide a measure of the Master Trust involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments to reduce, rather than increase, market risk. The Master Trust’s fiduciaries do not anticipate any material adverse effect on the Master Trust’s financial position resulting from its involvement in these instruments.

Related Party Transactions and Party-in-Interest

During 2006, the Master Trust purchased $48,776 and received proceeds of $30,586 from AT&T common stock. At December 31, 2006, the total investment held by the Master Trust in AT&T common stock was $328,833, or 4% of the Master Trust. At December 31, 2005, the total investment held by the Master Trust in AT&T common stock was $211,632, or 3% of the Master Trust.

Certain investments held by the Master Trust are managed by State Street and Fidelity as trustee and record keeper, respectively, as defined by the Master Trust agreement. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.

AT&T RETIREMENT SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

6.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2006	2005
Net Assets Available for Benefits per the financial statements	$67,486	$49,286

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(91)	-

Net Assets Available for Benefits per the Form 5500	$67,395	$49,286

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total additions per the financial statements	$24,378

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(91)

Total additions per the Form 5500	$24,287

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

7.

Subsequent Events – Effective January 1, 2007, AT&T amended the Plan to increase the company matching contribution and to provide for distributions related to reservists. The Plan documents include complete descriptions of these and other Plan provisions.

AT&T RETIREMENT AND PROFIT SHARING PLAN

EIN 13-4924710, PLAN NO. 010

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

*	Investment in Master Trust	Various investment funds	$66,544

*	Participant Loans Receivable	4.00% - 8.25%	851

*	Party-in-Interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Retirement and Profit Sharing Plan

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 22, 2007

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number

        23 Consent of Independent Registered Public Accounting Firm